Valley National Bancorp

1455 Valley Road

Wayne, NJ 07470

August 14, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan E. Gottlieb, Esq.

Re:	Valley National Bancorp
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-205920

Dear Mr. Gottlieb:

I am the Senior Executive Vice President and Chief Financial Officer of Valley National Bancorp (“Valley”) and am authorized to request the acceleration of the effective date of Valley’s Amendment No. 1 to Registration Statement on Form S-4 (Registration Number 333-205920) filed on August 13, 2015.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that the Registration Statement may be declared effective on August 18, 2015 at 12:00 p.m. Eastern Time, or as soon as possible thereafter.

On behalf of the Company, I hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our outside counsel, Michael T. Rave at Day Pitney LLP, at (973) 966-8123, to confirm effectiveness or if you have any questions about this request.

Very truly yours,

By:	/s/ Alan D. Eskow
Name:	Alan D. Eskow
Title:	Senior Executive Vice President and Chief Financial Officer